AEM SPA

02 DEC 12 AM 10: 19

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/613/2002/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

02069049

December 9, 2002

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the Press release issued today, regarding the agreement between Aem S.p.A. and Air Liquide Italia for the acquisition of the 82% of Energheia S.r.l.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

dlo 1/13

AEM SPA
20122 Milano - Corso di Porta Vittoria, 4 - Tel. 027720.1 - Fax 027720.3920 - Telex 334170
Capitale sociale L. 1.800.047.400.000 i.v. - Codice fiscale e Partita IVA 11957540153 - Registro Imprese di Milano N. 1566509/1996
Codice V.A.T. IT 11957540153 - Internet: http://www.aem.it - e-mail: info@aem.it

AIR LIQUIDE

AEM SPA

FILE NO. 82-4911

PRESS RELEASE

Milan, 9th December 2002. Air Liquide Italia and AEM have signed an agreement today which provides for the acquisition on the part of AEM S.p.A. of Energheia S.r.l., a company currently fully owned by Air Liquide Italia.

By the end of 2002, AEM is to acquire 25% of Energheia, for then raising its stake in the company to 82% of the share capital within a year (once the necessary authorizations for the implementation of a combined cycle co-generation plant are executed).

The acquisition of the 82% interest in Energheia is made based on a valuation of the company of Euro 20,495,506, before any debt is taken into account. The acquisition will entail for Aem a payment of Euro 4,679,200 for the purchase of 82% of the share capital, as well as taking over the loan of a nominal value of Euro 11,800,000 previously granted by Air Liquide Italia S.r.L.

The shareholding purchase operation marks the end of a joint study which has assessed both the technical/economic feasibility of the reconversion of Energheia's current plants - located in the municipal town of Pioltello within Milan's hinterland - into a co-generation (heat and power) plant, using a combined 240 MW cycle and fuelled by natural gas, and the possibility of creating an urban tele-heating network operating from the same plant. There are also plans for supplying steam to neighbouring industrial districts.

Under the agreement, AEM and Air Liquide also undertake to study the possibility of jointly developing a number of projects linked to the production, distribution and use of hydrogen.

Air Liquide Italia
Communications and Image Department
Sabine Robert
Tel. 024026417
fax. 0248706135
Press Office Accento srl
Davide Greco
Tel 0286465196-fax. 0286485306

AEM S.p.A.
Ufficiostampa@aem.it
Andrea.pedrana@aem.it
Tel. 027720.3093-3075
Fax 027720.3535